Securities and Exchange Commission
July 7, 2005
Page 1 of 7



July 07, 2005

Mr. Mark A Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporation Finance
Washington, D.C. 20549-0405
(202) 772-9220 (Fax)

      Re:  Quest Resource Corporation
           Form 10-KSBT/A for the Transition Period from June 1, 2004 to December 31, 2004
           Filed April 08, 2005
           Form 10-Q for the Fiscal  Quarter  Ended March 31, 2005
           Filed May 17,
           2005 File No. 000-17371


Dear Mr. Wojciechowski:

      In response to your review of Form 10-KSBT/A for the Transition Period from June 1, 2004 to December 31, 2004 and the Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2005 for Quest Resource Corporation (the "Company"), please note the following reply. The paragraph numbers below correspond to those in your.

Form 10-KSBT/A for the Transition Period from June l, 2004 to December 31, 2004
-------------------------------------------------------------------------------

Exploration and Production Activities, page 7
---------------------------------------------
Natural Gas and Oil Reserves, page 8
------------------------------------

Commission Comment:

      1. Your disclosure states that the table summarizing reserve estimates and analysis of net proved reserves is in accordance with SEC guidelines. However, the measures of Present Value of Future Net Cash Flow that you present do not agree with the corresponding amounts presented in Note 18 -- SFAS 69 Supplemental Disclosures (unaudited). For example, as of December 31, 2004, the present value disclosed in the table is $401,100,000 as compared to $295,603,000 in Note 18. Please expand your disclosure to discuss the reasons the amounts are different.

Registrant Response:


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Securities and Exchange Commission
July 7, 2005
Page 2 of 7


      The table on page 8 presents Future Net Cash Flow (after operating expenses) of $611,106,300 and Present Value of Future Net Cash Flow of $401,100,700 (both amounts presented pre-tax) at December 31, 2004, in accordance with SEC guidelines for product pricing. The product price utilized in the reserve report was the last price received by the Company for the period presented and the reserve report pricing was maintained at a constant price for the future periods that the reserve report represents.

      The information in Note 18 also presents the Future Cash Flows Before Income Taxes of $611,106,000 (rounded). The $295,603,000 is labeled as Standardized Measure of Discounted Net Cash Flows (after estimation for future income tax) and as such, is not presented to be the same information as represented by the amount of $401,100,700 in the table on page 8. In future filings, we will clarify the difference between these two numbers.

Commission Comment:

      2. In the paragraph following the table, you state that the future net cash flow and present value of future net cash flow amounts do not take into consideration your natural gas hedging program. Please tell us whether the present value of future net cash flow amounts presented in Note 18 exclude your hedging program as well.

Registrant Response:

      The information presented in Note 18 does not take into account the effects of the Company's natural gas hedging program.

Financial Statements
--------------------

Commission Comment:

      3. Please include financial statements for that portion of the preceding year that is comparable to your transition period to comply with Exchange Act Rule 13a-10(b), or explain to us why you believe this guidance does not apply to you.

Registrant Response:

      Rule 13a-10(b) permits a registrant, in lieu of presenting financial statements for that portion of the preceding year that is comparable to the transition period to include a footnote, which may be unaudited, that provides for the comparable period of the prior year, revenues, gross profits, income taxes, income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principles and net income or loss. Although this information was not included in a footnote to the financial statements, the information was included in Item 6--"Management's Discussion and Analysis or Plan of Operation--Results of Operations" on page 19 of the Form 10-

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Securities and Exchange Commission
July 7, 2005
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KSB-T/A. In future filings, we will include this information in a footnote to the financial statements.

Principles of Consolidation and subsidiaries, page F-7
------------------------------------------------------

Commission Comment:

      4. Expand your disclosure to describe more thoroughly the accounting treatment that was applied to record the formation of Quest Cherokee LLC. Regarding the membership units of Quest Cherokee LLC, disclose your ownership interest as well as Archlight's ownership interest, and provide detail of the pertinent rights and privileges of both the Class A and Class B units.

Registrant Response:

      Quest Cherokee was formed on December 22, 2003 to own and operate the Company's oil and gas properties in southeastern Kansas and northeastern Oklahoma. Upon its formation, the Company contributed all of its properties in the Cherokee Basin in exchange for 10,000 Class B Units in Quest Cherokee. The transfer of these properties was treated as a corporate restructuring and recorded at net book value as the Company owned 100% of Quest Cherokee at the time of the transfer. Cherokee Energy Partners, LLC, an unrelated third party, then contributed $100 in exchange for 10,000 Class A Units in Quest Cherokee.

      The Company included a detailed description of the material terms of the ArcLight investment and the documents governing Quest Cherokee in the Form 8-K filed on January 6, 2004 that was filed in connection with the Company's formation of Quest Cherokee. Since that time, the Company has provided a more limited discussion of these items and referred investors to the January 6, 2004 Form 8-K for additional information. Although the Company believes that this approach avoids the needless repetition of information that is readily available to investors, in future filings, we will provide a more detailed description of the material terms of more limited discussion of these items.

Commission Comment:

5. Given your disclosure in the second paragraph on page 5, stating that "...the Board of Directors and management of Quest Resource Corporation do not have the ability to control all of the decisions with respect to the operation of Quest Cherokee," please explain to us in further detail how you determined you should consolidate Quest Cherokee LLC into your consolidated financial statements. Include in your response a discussion as to what consideration you have given to the provisions of FIN 46(R).

Registrant Response:


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Securities and Exchange Commission
July 7, 2005
Page 4 of 7


      FASB Interpretation No 46 (Revised in December 2003) "Consolidation of Variable Interest Entities" states that the key to consolidation is whether the entities determined to be variable interest entities disburse the risk among the parties involved. If those risks are not dispersed, and therefore an enterprise bears the majority of risk and rewards related to the variable interest entity, it should consolidate the variable interest entity.

      Since ArcLight has only $100 in members' capital at risk, we believe that substantially all of the risk resides with Quest Resource Corporation requiring that Quest Cherokees financial statements be included in the consolidated financial statements of Quest Resource Corporation.

Commission Comment:

      6. Please disclose the estimated timing of the repayment of the subordinated promissory notes, and indicate when you expect the holders of the subordinated notes will reach an internal rate of return of 30% on their cash invested.

Registrant Response:

      At this time the Company is unable to estimate the timing of the repayment of the subordinated promissory notes or when the holders of the subordinated notes will reach an internal rate of return of 30% on their cash invested. As disclosed in the Form 10-KSBT/A under "--Capital Resources and Liquidity--ArcLight Transaction" on page 26 and in Note 3 to the financial statements on page F-16, Quest Cherokee's credit agreement prohibits Quest Cherokee from making any payments on the subordinated notes until Quest Cherokee meets certain financial covenants. In addition, the Company currently has negative working capital. The Company currently intends to begin making payments on the subordinated notes as soon as it is permitted to do so under the credit agreement and its working capital situation improves. The Company currently discloses under "--Contractual Obligations" on page 28 of the Form 10-KSBT/A the total amount that would be due on the subordinated notes at their maturity in October 2010 if no payments of principal or interest are made on the notes before that date. In future filings, the Company will expand its disclosure to discuss the estimate of the timing of the repayment of the subordinated promissory notes and when the holders of the subordinated notes will reach an internal rate of return of 30% on their cash invested.

Note 17 -- Natural Gas Hedging Activities, page F-27
----------------------------------------------------

Commission Comment:

      7. Please disclose the estimated amount of unrealized gains or losses expected to be reclassified into earnings within the next 12 months to comply with the guidance in SFAS 133, paragraph 45(b)(2).


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Securities and Exchange Commission
July 7, 2005
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Registrant Response:

      The disclosure of the estimated amount of unrealized gains or losses expected to be reclassified into earnings within the next 12 months is located in the second paragraph following the table in the Change in Derivative Fair Value section of Note 17. This disclosure was made on a net basis and reflects
(1) $9.5 million of estimated unrealized losses for fixed-price contracts that are expected to be reclassified into earnings as actual contract cash settlements are realized within the next 12 months, based upon market prices at December 31, 2004 and (2) $202,000 of estimated unrealized gains for interest rate swaps and caps that are expected to be reclassified into earnings as actual contract cash settlements are realized within the next 12 months, based upon market prices at December 31, 2004. In future filings, we will label this disclosure more clearly and report this information separately under "--Natural Gas Hedging Activities" and "--Interest Rate Hedging Activities".

Commission Comment:

      8. In the second paragraph following the table, you state you expect a gain of $9.3 million will be recorded in 2005 related to the unwinding of previously recognized net losses as the actual contract cash settlements are realized. Please disclose the reasons for the difference between the amounts reflected in your financial statements and your expected terms of settlement. Tell us the authoritative accounting literature you believe supports the recognition of this gain in 2005.

Registrant Response:

      As discussed above in response to comment No. 7, the $9.3 million is the disclosure of the estimated amount of unrealized gains or losses expected to be reclassified into earnings within the next 12 months. It is a net number which ties to the net amount of derivative assets and liabilities reflected as current in the December 31, 2004 balance sheet. In future filings we will label this disclosure more clearly and present this information separately for natural gas hedges and interest rate hedges.

Controls and Procedures, page 30
--------------------------------

Commission Comment:

9. Your discussion regarding the effectiveness of your disclosure controls and procedures does not indicate the effective date of your chief executive officer and chief financial officers' conclusion. Please revise your filing to include the effective date of the officers' conclusions. Refer to Item 307 of Regulation S-B for further guidance.

Registrant Response:


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Securities and Exchange Commission
July 7, 2005
Page 6 of 7


      The  evaluations  by the  Company's  Chief  Executive  Officer  and  Chief
Financial Officer of the Company's disclosure controls and procedures are carried out as of the end of the period covered by each report as required by
Item 307 of Regulations S-B and Regulation S-K. The certifications filed as Exhibits 31.1 and 31.2 to each of the Company's filings state that the evaluations were done as of the end of such periods. In addition, the Form 10-QSB for the quarter ended November 30, 2004 and the Form 10-Q for the quarter ended March 31, 2005 both contained a statement in the body of the report indicating that the review was conducted as of the end of the period. This statement was inadvertently omitted from the Form 10-KSB-T/A. We will include this statement in future filings.

Commission Comment:

      10. We note your statement that your chief executive officer and chief financial officer "concluded that the Company's disclosure controls and procedures were effective in all material respects to provide reasonable assurance that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please note that this disclosure includes only a portion of the definition of disclosure controls and procedures as defined in the Exchange Act Rule 13a-15(e) or 15d-15(e). Revise your disclosure to state, if true, that your disclosure controls and procedures arc also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Registrant Response:

      The certifications filed as Exhibits 31.1 and 31.2 to each of the Company's periodic reports state that the Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)). As such, all of the disclosure controls and procedures have been evaluated. We had viewed the second sentences of Rules 13a-15(e) and 15d-15(e) to be an illustrative listing of items that were included within the definition contained in the first sentences of each of these rules. Thus, we did not view the omission of such sentence from the discussion of the evaluation of the Company's disclosure controls and procedures to be a substantive omission. In future filings, we will expand our disclosure of the evaluation of the disclosure to specifically include the additional language contained in the definition of disclosure controls and procedures in Rules 13a-15(e) and 15d-15(e).

   The Company hereby acknowledges the following:


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Securities and Exchange Commission
July 7, 2005
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   1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   2. staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   3. the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      If you have any questions or require any additional information with respect to this letter, please telephone the undersigned at (405) 488-1306, extension 23.


                          Very truly yours,


                           QUEST RESOURCE CORPORATION



                          By: /s/ David E. Grose
                              -----------------------------------
                              David E. Grose, Chief Financial Officer